UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SumTotal Systems, Inc. (successor-in-interest to Docent, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

866615107 (CUSIP Number)

August 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 866615107	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Advanced Technology Ventures IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 0 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 866615107	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATV Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 0 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 866615107	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pieter J. Schiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 0 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 866615107	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven N. Baloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 0 shares 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 866615107	13G	Page 6 of 9 Pages

Schedule 13G

Item 1	(a).	Name of Issuer: SumTotal Systems, Inc.

1	(b).	Address of Issuer’s Principal Executive Offices: 2444 Charleston Road, Suite 444, Mountain View, CA 94043.

Item 2	(a).

Names of Persons Filing:

(1) Advanced Technology Ventures IV, L.P.; (2) ATV Associates IV, L.P., the sole general partner of Advanced Technology Ventures IV, L.P.; and (3) Pieter J. Schiller and Steven N. Baloff, the general partners of ATV Associates IV, L.P. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” Due to his death, Jos C. Henkens has ceased to be a general partner of ATV Associates IV, L.P. and a Reporting Person. Due to his retirement, Michael E. Frank has also ceased to be a general partner of ATV Associates IV, L.P. and a Reporting Person.

Item 2	(b).

Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Advanced Technology Ventures IV, L.P., ATV Associates IV, L.P., and Pieter J. Schiller is 1000 Winter Street, Suite 3700, Waltham, MA 02451. The address of the principal business office of Steven N. Baloff is 485 Ramona Street, Palo Alto, CA 94301.

Item 2	(c).

Citizenship:

Advanced Technology Ventures IV, L.P. is a limited partnership organized under the laws of the State of Delaware. ATV Associates IV, L.P. is a limited partnership organized under the laws of the State of Delaware. Pieter J. Schiller and Steven N. Baloff are United States citizens.

Item 2	(d).	Title of Class of Securities: Common Stock

Item 2	(e).	CUSIP Number: 866615107

Item 3.	If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 866615107	13G	Page 7 of 9 Pages

Item 4.	Ownership.

Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each Reporting Person has ceased to own beneficially more than 5% of the outstanding common Stock of SumTotal Systems, Inc. On July 8, 2003, Jos C. Henkens retired as a general partner of ATV Associates IV, L.P., and ceased to beneficially own five percent or more of the Issuer’s securities. On January 31, 2002, Michael E. Frank retired as General Partner of ATV Associates IV, L.P. and ceased to beneficially own 5% or more of the Issuer’s securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 866615107	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2005

ADVANCED TECHNOLOGY VENTURES IV, L.P.

By:	ATV Associates IV, L.P.

	By:	/s/ Steven N. Baloff
Steven N. Baloff
General Partner

ATV ASSOCIATES IV, L.P.

	By:	/s/ Steven N. Baloff
Steven N. Baloff
General Partner

PIETER J. SCHILLER
/s/ Pieter J. Schiller

STEVEN N. BALOFF
/s/ Steven N. Baloff

CUSIP No. 866615107	13G	Page 9 of 9 Pages

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of SumTotal Systems, Inc.

EXECUTED this 26th day of January, 2005.

ADVANCED TECHNOLOGY VENTURES IV, L.P.

By:	ATV Associates IV, L.P.

	By:	/s/ Steven N. Baloff
Steven N. Baloff
General Partner

ATV ASSOCIATES IV, L.P.

	By:	/s/ Steven N. Baloff
Steven N. Baloff
General Partner

PIETER J. SCHILLER
/s/ Pieter J. Schiller

STEVEN N. BALOFF
/s/ Steven N. Baloff